File# 82-478

Geovolution Technologies Inc.

~~GEOPHYSICAL PROSPECTING INC.~~

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months ended January 31, 2008

(Unaudited – Prepared by Management)

The Auditors of Geophysical Prospecting Inc. have not performed a review of the unaudited consolidated financial statements for the six months ended January 31, 2008 and January 31, 2007. Adjustments may be required.

GEOPHYSICAL PROSPECTING INC.

Six Months ended January 31, 2008

(Unaudited – Prepared by Management)

INDEX

GEOPHYSICAL PROSPECTING INC.

For the Six Months ended January 31, 2008

(Unaudited – Prepared by Management)

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATMENTS

The accompanying unaudited interim financial statements of Geophysical Prospecting Inc. have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered accountants for a review of interim financial statements by an entity's auditor.

GEOPHYSICAL PROSPECTING INC.

INTERIM CONSOLIDATED BALANCE SHEET

(Unaudited - Prepared by Management)

JANUARY 31, 2008

	January 31, 2008 (Unaudited) $	July 31, 2007 (Audited) $
ASSETS		
Current Assets		
Cash and cash equivalents	125,044	41,200
Available-for-sale securities (Note 3)	24,446	168,954
Advances to officers	61,901	61,901
Prepaid expenses and sundry assets	25,000	15,013
	236,391	287,068
Property, plant and equipment (Note 4)	70,635	79,451
Mining interests	1	1
	307,027	366,520
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	32,107	18,864
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	13,777,892	13,552,936
Contributed surplus	322,918	322,918
Other comprehensive income (Note 6)	10,837	52,514
Treasury shares	(16,385)	(16,385)
Deficit	(13,820,342)	(13,564,327)
	274,920	347,656
	307,027	366,520

Approved by the director

____________________ Director ____________________ Director

The accompanying notes are an integral part of these financial statements.

GEOPHYSICAL PROSPECTING INC.
INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)
FOR THE SIX MONTHS ENDED JANUARY 31, 2008

	Three Months		Six Months	
	2008	2007	2008	2007
Revenue				
Gain on sale of marketable securities	34,223	68,712	45,590	68,712
Other income	2,804	21,452	12,350	21,452
	37,027	90,164	57,940	90,164
Operating expenses				
office, general and administration	18,567	58,860	68,431	106,677
Abandoned mining interests	-	58,787	-	58,787
Consulting fees	81,935	31,389	139,808	43,389
Amortization	5,261	3,340	10,316	7,060
Management fees	-	12,000	-	24,000
Legal and audit	26,663	-	33,936	1,000
Travel and automobile expenses	7,252	-	36,011	-
Mining costs	5,163	-	5,163	-
Bank charges and interest	2,714	-	2,714	
Transfer agent fees	6,133	23,296	17,576	24,848
	153,688	187,672	313,955	265,761
Net loss for the period	(116,661)	(97,508)	(256,015)	(175,597)
Deficit, Beginning of period	(13,703,681)	(13,433,709)	(13,564,327)	(13,355,620)
Deficit, end of period	(13,820,342)	(13,531,217)	(13,820,342)	(13,531,217)

The accompanying notes are an integral part of these financial statements.

GEOPHYSICAL PROSPECTING INC.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)
FOR THE SIX MONTHS ENDED JANUARY 31, 2008

	Three Months		Six Months	
	2008	2007	2008	2007
Operating activities				
Net loss for the period	(116,661)	(97,508)	(256,015)	(175,597)
Add (deduct) item not affecting cash flow:				
(Gain) on sale of marketable securities	(34,223)	(68,712)	(45,590)	(68,712)
Amortization	5,261	3,340	10,316	7,060
	(145,623)	(162,880)	(291,289)	(237,249)
Change in non-cash working capital:				
Prepaid expenses	(25,000)	10,516	(9,987)	10,516
Deposits	-	58,787	-	258,787
Accounts payable and accrued liabilities	11,650	(35,848)	13,243	(36,711)
Cash provided by operating activities	(158,973)	(129,425)	(288,033)	(4,657)
Financing activity				
Issuance of common shares	135,170	-	224,956	200,000
Advances, to officers, directors and shareholders	-	9,571	-	9,571
Other advances	-	(3,200)	-	-
Loans and advances from related parties	-	(64,000)	-	5,000
	135,170	(57,629)	224,956	214,571
Investing activities				
Acquistion of marketable securities	-	(344,800)	(83,721)	(344,800)
Proceeds on sale of marketable securities	83,755	132,551	232,142	132,551
Investment in common shares	-	400,000	-	-
Additions to property, plant and equipment	3,692	(8,800)	(1,500)	(8,800)
Additions to mining claims	-	(1,315)	-	(4,184)
Total investing and financing activities	87,447	177,636	146,921	(225,233)
Increase (decrease) in cash in bank	63,644	(9,418)	83,844	(15,319)
Cash in bank, beginning of period	61,400	23,178	41,200	29,079
Cash in bank, end of period	125,044	13,760	125,044	13,760

The accompanying notes are an integral part of these financial statements.

GEOPHYSICAL PROSPECTING INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
For the Six Months ended January 31, 2008

1. **Nature of Business:**

The company was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997. The company is engaged in mining, exploration and development of mining properties, principally gold.

2. **Accounting policies:**

The disclosure contained in the unaudited consolidated financial statements does not include all the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended July 31, 2007. The accounting policies and methods followed in preparing these financial statements are those used by the company as set out in the July 31, 2007 audited financial statements.

3. **Available-for-sale Securities:**

At January 31, 2008 an unrealized gain on available-for-sale securities of $10,837 has been included in the loss of the Company and calculated as follows:

	January 31, 2008		July 31, 2007	
	Number of shares	Amount	Number of shares	Amount
Callinan Mines Limited:		$		$
Fair value	13,800	23,046	139,800	181,740
Yukon Zinc Corp.:				
Fair value	10,000	1,400	10,000	2,900
		24,446		184,640
Cost		(13,609)		(116,440)
Tax effect		-		(15,686)
Unrealized gain on available-for-sale securities		10,837		52,514

GEOPHYSICAL PROSPECTING INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
For the Six Months ended January 31, 2008

4. Property, Plant and Equipment

	January 31, 2008			July 31, 2007
	Cost	Accumulated Amortization	Net book Value	Net book Value
Computer equipment	12,474	4,737	7,737	7,580
Furniture and fixtures	10,179	2,830	7,349	8,166
Leasehold improvements	60,000	5,913	54,087	28,005
Mining equipment	31,117	29,655	1,462	35,700
	113,770	43,135	70,635	79,451

5. Share Capital:

Authorized:
An unlimited number of common shares

Issued:

89,157,000 common shares	$13,777,892

6. Accumulated other comprehensive income:

Accumulated other comprehensive income is comprised of the following:

	January 31, 2008	July 31, 2007
Unrealized gain on available-for-sale securities	10,837	52,514

GEOPHYSICAL PROSPECTING INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
For the Six Months ended January 31, 2008

7. Income taxes

At July 31, 2007 the company's income tax expense was nil. No benefits related to available non-capital loss have been recognized in these interim statements.

8. Comparative figures:

Certain 2007 comparative figures have been reclassified in order to conform to the financial statement presentation adopted for 2008.